UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Azul and Correios Decide Not to Pursue Joint Venture

São Paulo, March 27, 2019 – Azul S.A. (B3: AZUL4, NYSE: AZUL) announces today that it decided not to pursue a commercial agreement with Correios, Brazil’s Postal Service, to create an integrated logistics solutions company.

In 2018, Azul’s cargo business grew revenues by a record 57%, significantly higher than originally projected when the Company initiated its discussions with Correios. As a result, the Company believes it is in its best interest to have the flexibility to enter other more favorable commercial agreements and to participate in future competitive bidding processes of Correios for the distribution of domestic air mail.  The end of the non-binding commercial agreement has no impact on Azul’s 2019 financial projections.

According to John Rodgerson, CEO of Azul, “although we could not reach a mutual commercial agreement with Correios, we are excited with the growth potential of our cargo division. Going forward, we expect to continue expanding our customer base, which already includes major e-commerce companies, retailers, and manufacturers in Brazil, such as Mercado Livre, Pague Menos, and Samsung, who value our reliable and far-reaching door-to-door logistic solution. With the addition of next-generation aircraft to our fleet that have a larger cargo compartment, we expect to see significant margin contribution coming from Azul’s cargo business for many years to come”.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 821 daily flights to 110 destinations. With an operating fleet of 125 aircraft and more than 11,000 crewmembers, the Company has a network of 220 non-stop routes as of December 31, 2018. In 2018, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 27, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer